FREESEAS SIGNS DEFINITIVE AGREEMENT FOR $10 MILLION INVESTMENT

Athens, Greece, November 4, 2013 - FreeSeas Inc. (Nasdaq CM: FREE) ("FreeSeas'' or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessel, announced today that it has entered into a definitive agreement with Crede CG III, Ltd. (the “Investor”), a wholly-owned subsidiary of Crede Capital Group, LLC, for an investment of $10 million through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A and B Warrants (collectively, the “Warrants”), subject to certain terms and conditions.

Mr. Ion G. Varouxakis, Chairman, President and CEO, commented: "The agreement, which follows our recently announced elimination of approximately $30 million of indebtedness, provides the Company with the capital necessary to help further strengthen its balance sheet and position itself to grow its fleet, generating future income and earnings growth. Most importantly, this agreement also marks the beginning of a special relationship with Crede, a leading institutional investor. We look forward with excitement at the period ahead of us.”

At the first closing (the “Initial Closing”), which is expected to occur on November 5, 2013, the Investor will purchase for $1.5 million 15,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), together with the Warrants. The Series B Preferred Stock will be convertible into shares of the Company’s common stock at the lower of (i) $0.40 and (ii) the closing bid price of the Company’s common stock on the first (1st) trading day immediately following the effective date of the Registration Statement described below.

The Series A Warrants will be initially exercisable for 25,000,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will have a 5-year term. The Series B Warrants will be initially exercisable for 12,500,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will expire on the earlier to occur of (1) 90 days after the effective date of the Registration Statement and (2) the one year anniversary of the Initial Closing.

Two trading days after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”), and subject to the satisfaction of other customary closing conditions, the Company will sell to the Investor 85,000 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8.5 million. The Series C Preferred Stock to be issued will be convertible into the Company’s common stock at the same price at which the Series B Preferred Stock is convertible.

The Investor may exercise the Warrants by paying cash for the shares of the Company’s common stock or by exchanging the Warrants for shares of the Company’s common stock having a value equal to the Black-Scholes value set forth therein. In the event that the Company’s common stock trades at or above $0.65 for a period of 20 consecutive trading days, the average daily dollar volume of the Company’s common stock equals at least $1 million during such period and various equity conditions are also satisfied during such period, the Company may, at its election, require the Investor to exercise the Warrants for cash.

The convertibility of the Preferred Stock and the exercisability of the Warrants each may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 9.9% of the Company’s common stock. The Preferred Stock and the Warrants contain customary weighted-average anti-dilution protection.

Simultaneously with the Initial Closing, the Company will enter into a Registration Rights Agreement with the Investor, pursuant to which the Company will be required to file a registration statement (the “Registration Statement”) with the SEC, within 20 days of the Initial Closing, to register for resale by the Investor the common stock underlying the Preferred Stock and the Warrants issued and to be issued to the Investor. The Company shall pay $22,500 per month for each month that the Registration Statement is not declared effective 90 days after the Initial Closing, but such penalties such cease after six months if the Investor is eligible to sell shares under Rule 144 without restriction.

In addition, the Company will reimburse the Investor for legal expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in an amount equal to $75,000. In addition, the Company will also pay to the Investor non-refundable amounts equal to $75,000 upon occurrence of the Initial Closing and $425,000 upon occurrence of the second closing, in each case, as an unallocated expense reimbursement.

The Investor has the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of (i) one year from the second closing or (ii) if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (A) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (B) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Such prohibition will not apply to issuances pursuant to acquisitions, joint ventures, license arrangements, leasing arrangements, employee compensation and the like.

The foregoing descriptions of the transaction and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits to, and more fully described in, a Report of Foreign Private Issuer on Form 6-K being filed with the SEC currently herewith.

The securities to be sold and issuable upon conversion or exercise thereof have not been registered under the Securities Act of 1933, as amended, (the "Securities Act"), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The securities will be sold to an accredited investor pursuant to Rule 506 promulgated under Regulation D of the Securities Act.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

AlexandrosMylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr